
AMS.AI
Revolutionizing
Medical
Purchasing
with AI
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First-Aid Kit
$55,750.0
Latex Gloves
$130,767.0
Antiseptic
$12,229.9
Syringes
$16,240.2

ASSURED MED SUPPLY (AMS.AI)

AI Co-Pilot that could transform the $1.3 Trillion Medical Distribution Market

OVERVIEW DETAILS POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

Repeat Founder

Started a prior company with $2M+ in funding or revenue

1. Transforming the Future of the $1.3 Trillion Medical Distribution Industry with AI

2. Self-made success story: Prior to pivoting to AI, our medical supply business

2. Self-made success story: Prior to pivoting to AI, our medical supply business achieved $5M+ revenue

3. Our medical supply business had year-on-year growth of over 100% with no outside debt or investment

4. AI-powered healthcare solutions are projected to save Americans $150B annually by 2026

5. Secured key distribution partnerships, including SIEMENS ($100B+ market cap)

6. Our primary customers include the #2-ranked hospital in America and other top-100 U.S. hospitals

7. Clients include the world's 2nd largest healthcare company, Thermo Fisher + 5 Fortune-500 companies

8. Leadership team featured on Forbes, CNBC, TED Talk, TechCrunch, and other major media

Featured Investor

Ostapchuk Liliia

Invested $50,000

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"Investing in Assured Med Supply means joining an AI revolution in healthcare supply chain management - a $1 Trillion market with high margins and long- term potential. Their AMS.AI platform solves a major pain point for hospitals: huge purchasing and reporting inefficiencies in supply chain. It tackles hospitals' second-largest expense, which can exceed $600M per hospital. The team's track record is stellar. Their last startup they founded is now a world leader for their market and manages $9B in assets. Previously, they built a supply chain startup ranked the fastest-growing in America by Inc. 5000. This expertise, combined with cutting-edge AI capabilities, positions this team to transform hospital supply chains. Beyond profits, there's a huge impact investment angle they're not advertising. AMS.AI is not just made for the biggest most successful hospitals but can directly prevent smaller

just made for the biggest most successful hospitals but can directly prevent smaller rural hospitals from shutting down (Most people don't realize 30% are in danger of shut down due to financial issues), saving healthcare for millions of people and saving lives. As a seasoned investor and myself a co-founder of a successful Silicon Valley tech company, I rarely see opportunities combining proven leadership, game-changing technology, and massive market need like this. Assured Med Supply isn't just a smart investment; it's a chance to be part of a healthcare & AI revolution."

Team



Roy Malkin Co-Founder, CEO

Tech entrepreneur. 10+ years in healthcare. Helped build companies with exits to Amazon & Cisco. Co-founded Red Swan CRE (now $9B in assets) and led award-winning tech startups. Fortune 500 experience at Disney & Liberty Media. MBA from UCLA, AI at MIT.

wefunder.com



Gary Lipsky Co-Founder, COO

Tech founder and leader with 20+ yrs in tech, strategy & finance. Drove innovation & operational excellence for enterprise, government, and startup clients. Built products automating complex workflows. MBA from GW



Don Oparah Co-Founder, Advisor

Don, a TED speaker with a Cambridge (UK) PhD in Computer Science, has an illustrious 25+ years in tech. He has worked with 20+ startups that have gained VC backing, Fortune 500 acquisitions, Inc. 5000 listings, and TechCrunch Disrupt victories.



Vyacheslav Kungurtsev Chief AI Scientist

Vyacheslav is a machine learning & AI wizard with a Ph.D. from UC, San Diego,

and a Math degree from Duke. He has made a strong impact in Generative AI with his landmark publications and AI algorithm consulting for enterprises and the government.



Alejandro Narancio CTO

Alejandro has 20+ years in tech and has been a leader in AI & blockchain. He led top projects focused on the traceability of medical prescriptions. He holds dual degrees from the University of Uruguay in Computer Science and Engineering.

Who We Are

During our first three years working in the traditional medical supply industry, Assured Med Supply (AMS) achieved an annual growth rate of over 100% year-on-year without any outside financing or debt. We secured partnerships with top hospitals (ranked in the U.S. top 100) and multiple large Fortune 500 clients.

As seasoned medical industry insiders with a rare blend of tech expertise, we uncovered a major gap in the $1.3 trillion medical distribution market. Recognizing the immense potential to address the #2 biggest expense for hospitals, we recently made a decisive pivot into AI. This strategic leap empowers us to eliminate critical inefficiencies in the medical supply chain, leveraging our proven healthcare success and extensive client base. As a pure-play AI healthcare company with an elite AI team, we are ready to lead the medical supply industry into a new era of AI-driven innovation.

AMS Revenue Growth

- **141 % YOY Growyh**
  2021 vs 2020
- **150 % YOY Growyh**
  2022 vs 2021



$500K
2020
$1.2M
2021
$3.1M
2022

*Graph Shows Revenue from Non-AI powered Medical Supply Business between 2020 — 2022

Our Team and Projects Have Been Featured On:

Forbes yahoo! finance CNBC FORTUNE

• • •

We work with some of the Biggest Healthcare Organizations

on Earth.

ThermoFisher SCIENTIFIC	ProMedica	Memorial Sloan Kettering Cancer Center
~$200B Market Cap	$4.1B Revenue	#2 Top Ranked Cancer Hospital in U. S.

The Problem

The Medical Supply Chain is Broken.

This impacts Hospitals and Patients by making healthcare more expensive and less reliable

Harvard Business Review	Healthcare Inefficiencies Lead to **$1 Trillion** Annual Excess Costs in U.S.
NAVIGANT	Supply Chain Improvements Can Yield **$11 Million** Annual Savings Per Hospital

Medical Economics	Are medical supply shortages harming patients?
CHIEF HEALTHCARE EXECUTIVE	Delayed surgeries and chemotherapy: Drug and supply shortages are hurting patients

Sources: Harvard Business Review, Navigant, Medical Economics, Chief Healthcare

The Problem in Detail

Purchasing medical supplies is challenging for even the largest and most advanced hospitals

Medical Purchasing Challenges



1. Purchasing is the 2nd biggest expense for hospitals and is very inefficient
2. Over-reliance on a few large distributors leads to inefficient pricing and too many out of stock items
3. Large number of SKUs to source (5000+) makes it difficult to control pricing, safety, and availability
4. Inefficient manual procurement processes forces doctors to search for supplies diverting them from patient duties
5. Supply shortages lead to postponed medical procedures hurting revenues and patient safety
6. Difficulty in finding and comparing substitute products due


6
to lack of data on product specifications/certifications and
vendor ratings


Our Solution
AMS transforms into AMS.AI
AI Conversational Chat Interface
Visualization & Analysis Dashboards
Intelligent Dynamic Marketplace
Enterprise Integration

While growing our existing medical supply business, we realized that our past successes and AI experience uniquely position us to address many of these medical supply challenges with AI. Since 2023, we have been operating as a pure AI company, fully focused on developing technology such as:

AI Conversational Chat Interface – hospital and clinic buyers can communicate purchasing needs in real-time and receive immediate feedback for decision-making based on an AI-powered natural human language chat interface

Dynamic AI-Powered Marketplace – buyers can view available inventory across an aggregated set of pre-qualified vendors, receive automated price

comparisons, and even benefit from dynamic group buying algorithms to further reduce costs

Visualization & Analysis AI Dashboards – buyers can review key information such as product substitution options and predictive analysis on delivery schedules and inventory pipelines to make better decisions on purchasing and inventory planning

Enterprise Integration – our platform integrates easily with dominant legacy ERP systems like SAP and major purchasing gateway systems like GHX to ensure ease of adoption for our healthcare customers



How AMS.AI will be Transformative
Just like Apple transformed the interface of phones to touch, we will transform the interface of hospital operations to AI
Buttons & controls can't change
Moto Q
BlackBerry
Palm Treo
Nokia E62
Dashboard
Manage and Track Orders
Get Smart Order Suggestions
AMS.AI Chat Bot
I need a cheaper substi

Future projections are not guaranteed

Future projections are not guaranteed.

Direct Impact for Patients and Hospitals


Vendor
Vendor
Vendor
Vendor
Vendor
Vendor

Before AMS.AI

- ✗ Limited vendor options for critical medical supplies
- ✗ Slow manual processes
- ✗ Increased costs for in-demand products
- ✗ Hard to predict shortages
- ✗ Procedure delays for patients due to product shortages


AMS.AI
Vendor
Vendor
Vendor
Vendor
Vendor
Vendor

After AMS.AI

- ✓ Increased availability of supplies via multiple vendors
- ✓ Dynamic price comparison
- ✓ Automation of key processes like finding substitute products
- ✓ Predictive analytics
- ✓ Less Procedure Delays and Better Safety for Patients
- ✓ Hospitals can pass-through savings to patients

The Product

Conversational AI Chat Interface

Benefits for the Hospital Buyers:

- Human-like chat interface to streamline daily purchasing
- Automatic planning suggestions — e.g. for acceptable substitute products based on historical data
- Automatic queries to medical suppliers and consolidation of responses in real-time



Automatic Speech Recognition
Natural Language Understanding
ML Response Prediction
Natural Language Generation
Synthetic Voice Response



Search
Dashboard
Look up order
Additional Tools
Manage and Track Orders
Get Smart Order Suggestions
AMS.AI Chat Bot
Hi there! I am AMS.AI, your trusted Co-Pilot! How can I help?
6:05 PM
I need a c

The Product

Visualization & Analysis Dashboard

Benefits for the Hospital Buyers:

- Improved Scenario Analysis — e.g. to assess trade-offs between pricing and speed of delivery
- Consolidated view of demand and supply data — e.g. to better understand the impact of delivery delays
- Predictive analysis on delivery schedules based on past data
- Generate custom product comparison charts

The Product

Intelligent

Dynamic Marketplace



Hospitals & Other Buyers of Medical Supplies
AMS.AI
Vetted Distributors of Medical Supplies

Benefits for the Hospital Buyers:

- View aggregated, up-to-date inventory
- Locate critical, hard-to-find products
- Price Comparison to get best deals
- Group buying discounts
- Identify quality sellers via ratings
- Information Database of Products

Benefits for the Medical Supply Vendors:

- Access many more potential buyers
- Proactively make special offers available
- Differentiate based on quality service
- Small/medium-sized and diverse vendors get seen by large hospital buyers

Your Personal AI Co-Pilot

- Seamless Browsing
- Effortless Ordering
- Real-time Tracking

Streamline Your Procurement Process.


Search
Dashboard
Hi there!
How can I help?
Additional Tools
Manage and Track Orders
Predict and Schedule Orders
Get Smart Order Suggestions
More Tools And Options
Previous Orders
$55,750.00
$130,767.00
$12,229.99
$16,240.29
Recent Searches
Based on Your Previous Orders
Suggested Vendors

Market Opportunity

We are in 3 high-growth markets: AI, Healthcare IT, and Medical Distribution, each forecasted to grow 240% - 280% by 2030. AMS.AI is set to capitalize on this growth as a first mover in medical distribution.

2030 Market Projections


$1.81T
Global AI Software Market
$3.2T
Global Medical Distribution Market
$1.83T
Global Healthcare IT Market


Healthcare Distribution Market Size, 2023 to 2032 (USD Trillion)
PRECEDENCE RESEARCH
2032
$4.3T
2031
$3.8T


2030
$3.2T
2029
$2.8T
2028
$2.4T
2027
$2.01T
2026
$1.8T
2025
$1.6T
2024
$1.3T
2023
$1.2T

Global Market Size Sources: Grand View Research (Medical IT Market), Precedence Research (Medical Distribution Market and AI Software Market)

AI Could Contribute over **$15.7 Trillion** to the Global Economy by 2030 according to PWC

Source: PWC

Our Vision For

Growth

	SPACEX	amazon	Microsoft	AMS.AI
First Product	Satellite Logistic	Bookstore	Basic Interpreter	A.I. Medical Purchasing Assistant
Core Tech	Reusable Rocket	E-Commerce	Operating System	A.I. Powered Medical Marketplace
Final Goal	**Mars Colony**	**Everything Store**	**Computer on every desk**	**Fully Integrated A.I. Medical Supply Chain**

Disclaimer: It is not yet knowable whether AMS.AI growth will match growth of companies listed above.

Competitor Analysis

AMS.AI delivers a unique combination of an online marketplace of pre-vetted suppliers and a suite of AI-powered features that greatly streamlines the purchasing experience for healthcare procurement professionals, resulting in significant cost and time savings compared to existing competitive products

	AMS.AI	Hybrent	ENVI	vizient
Aggregated Vendor Marketplace	✓	✓	✗	✗
AI-enabled Purchasing	✓	✗	✗	✗
Online				

Online Purchases	✓	✓	✓	✗
Aggregate Purchasing	✓	✗	✗	✓
AI-enabled Dynamic Price Optimization	✓	✗	✗	✗
AI-driven Predictive Analytics	✓	✗	✗	✗
Inventory Management	✓	✓	✓	✗
AI-powered Vendor Performance Rating	✓	✗	✗	✗
Enterprise Integration	✓	✓	✓	✓

Go-To-Market Strategy


Phase 1
Existing Customers
Phase 2
Warm Referrals
Phase 3
Extensive B2B Marketing



> Distinct from many other startups, we have shown that we can successfully grow our Company. We also have several years of experience in the medical supply business space, and the added advantage of already having some of the world's leading hospitals and medical companies as our customers. We plan to leverage our prior success and unique experience in medical supplies, AI chatbots, messaging, logistics, and marketplaces for a best-in-class solution.

The Revenue Model

AI–SaaS Subscriptions – hospital buyers pay an annual subscription fee for the intelligent AI marketplace, AI purchasing assistant, and smart analytics

AI Marketplace Platform Fees – medical vendors pay a percentage of the value of any sales they conduct via the marketplace platform



Revenue Growth and Future Projections
Revenue
2020-2028
$101.2M
2028
$48.7M
2027
$17.6M
2026
Actuals


Estimates
$510K
2020
$1.2M
2021
$3.1M
2022
$330K
2024
$3M
2025
Disclosure: This document contains valuations, forecasts, estimates, opinions, projections, and other forward-looking statements (collectively "forward-looking statements") regarding Assured Med Supply's anticipated business. Actual results will vary from the projections and such variations may be material. Investing involves risk and may result in partial or total loss.

We aim to achieve over $20M of total revenue in the first two full years of our new AI platform operation, and project that we will scale to over $100M in 2028

Current Round Offering: $1,234,925


Budget &
Use of Funds
New Budget $1,234,925
AI Platform Development
$475,000
Operations and Management
$335,000
Marketing and Business Development
$285,000
Reserve
$42,365
WeFunder Investment Standard Processing Fee
8%
3.5%
23%
38.5%
27%

$97,560

This budget is based on full funding. If total funding is below the $1,234,925 budget, the totals will be readjusted. We will prioritize AI Platform Development over other categories.



Road Map
2024 - 2025
Market Research
Train AI Models
Partnerships
Alpha Test MVP
Complete Initial Fundraising
Q4 2024
Q1 2025
Refine Product
Beta Launch
Scale AI Team
Finalize Product
Scale Sales Team
1st Sales of New A.I. Product
Roll Out New Features Grow
with Existing Customers
Acquire New Customers
Scale A.I. Sales
Q2 2025
Q4 2025
Product v2.0
Scale Sales Team
$3M+ Total Revenue

Actual results may vary materially from these projections.